Mail Stop 3628

November 5, 2009

<u>**Via U.S. Mail**</u>

Charles R. Wunsch, Esq.
General Counsel and Corporate Secretary
Sprint Nextel Corporation
6200 Sprint Parkway
Overland Park, Kansas 66251

   Re: **iPCS, Inc.**
      Schedule TO-T of Sprint Nextel Corporation
      Filed on October 28, 2009
      File No. 005-80001

Dear Mr. Wunsch:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note the pre-existing, exclusive business affiliation between iPCS and Sprint Nextel. Please provide a detailed legal analysis regarding the applicability of Rule 13e-3 under the Securities Exchange Act of 1934 to this transaction. See the definition of "affiliate" in Rule 13e-3(a)(1) and footnote 28 in SEC Release No. 34-17719 (April 13, 1981).

Acceptance for Payment and Payment for Shares, page 10

2.   You state that, if any tendered shares are not accepted for payment for any reason, or if certificates are submitted for more shares than are tendered, certificates evidencing unpurchased or untendered shares will be returned to the tendering stockholder "as promptly as practicable" following the expiration or termination of the offer. Rule 14e-1(c) requires such shares to be returned promptly after termination. Please revise your disclosure accordingly.

3.   We note that the offeror reserves the right to transfer or assign the right to purchase the shares tendered pursuant to the offer. Please confirm your understanding that any entity to which the offeror assigns the right to purchase shares in the offer must be included as a bidder in the offer. Adding additional bidders may require you to disseminate additional offer materials and to extend the term of the offer.

iPCS Projected Financial Data, page 18

4.   You appear to have included non-GAAP financial measures in this section. Please advise us as to the consideration given to whether these non-GAAP projections would require additional disclosure pursuant to Rule 100(a) of Regulation G. We may have additional comments after we review your response.

The Merger Agreement, the Stockholders Agreement…, page 27

5.   We note your statement that the merger agreement is described "only to provide you with information regarding its terms and conditions, and not to provide any other factual information regarding the Company, Sprint Nextel or their respective businesses." Please revise to remove any implication that the merger agreement does not constitute public disclosure under the federal securities laws.

Conditions of the Offer, page 40

6.   You state that offer conditions may be asserted by Sprint Nextel or iPCS regardless of the circumstances giving rise to any such condition. This disclosure suggests that actions or inactions by Sprint Nextel or iPCS may be responsible for triggering the offer conditions. The inclusion of offer conditions is not objectionable when the conditions are objectively determinable and outside the control of the offeror. Please revise to remove the implication that the conditions may be triggered at the election of Sprint Nextel or iPCS.

*   *   *   *   *

Please promptly amend your filing in response to these comments. You should provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

- the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3503 if you have any questions regarding our comments, or, if you require further assistance, you may call Peggy Kim, Special Counsel, at (202) 551-3411.

Sincerely,

David L. Orlic
Attorney-Advisor
Office of Mergers and Acquisitions

cc: Via facsimile: (404) 572-5100
Michael J. Egan, Esq.
King & Spalding LLP